

August 14, 2012

Via E-mail
Andrea Clark
Chief Executive Officer and President
Health Revenue Assurance Holdings, Inc.
8551 W. Sunrise Boulevard, Suite 304
Plantation, Florida 33322

   Re: Health Revenue Assurance Holdings, Inc.
      Form 8-K
      Filed April 27, 2012
      File No. 333-173039
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed April 16, 2012
      File No. 333-173039

Dear Ms. Clark:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Daniel Greenspan for

           Jeffrey Riedler
           Assistant Director

cc: Gregg Jaclin
    Anslow & Jaclin LLP
    195 Route 9 South
    Manalapan, NJ 07726